1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 10, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC November 2013 Revenue Report

Hsinchu, Taiwan, R.O.C. – Dec. 10, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for November 2013: On a consolidated basis, revenues for November 2013 were approximately NT$44.33 billion, a decrease of 14.4 percent from October 2013 and an increase of 0.1 percent over November 2012. Revenues for January through November 2013 totaled NT$547.34 billion, an increase of 16.6 percent compared to the same period in 2012.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	November 2013	October 2013	M-o-M Increase (Decrease) %	November 2012	Y-o-Y Increase (Decrease) %	January to November 2013	January to November 2012	Y-o-Y Increase (Decrease) %
Net Revenues	44,330	51,795	(14.4)	44,295	0.1	547,343	469,591	16.6

*	November 2012 and Jan-November 2012 figures are prepared in accordance with TIFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

December 10, 2013

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November, 2013.

1. Sales volume (in NT$ thousands)

Period	Items	2013	2012
Nov.	Net sales	44,329,997	44,295,001
Jan.-Nov.	Net sales	547,343,160	469,590,959

2. Funds lent to other parties (in NT$ thousands)

Lending Company		Amount Drawn
	Limit of lending	Bal. as of period end
TSMC Partners*	41,240,000	2,087,505

*	The borrower was TSMC Solar, a subsidiary of TSMC.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor		Amount
	Limit of guarantee	Bal. as of period end
TSMC*	200,969,250	44,415,000

*	The guarantee was provided to TSMC Global, a subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands):

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	19,852,029	14,920,953
	Mark to Market Profit/Loss	13,967	(137,570)
	Unrealized Profit/Loss	(20,338)	(135,815)
Expired Contracts	Notional Amount	270,148,733	110,353,386
	Realized Profit/Loss	(263,120)	295,085
Equity price linked product (Y/N)		N	N

•	TSMC’s subsidiaries - TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,652,264	—
	Mark to Market Profit/Loss	5,185	—
	Unrealized Profit/Loss	7,759	—
Expired Contracts	Notional Amount	16,052,660	—
	Realized Profit/Loss	86,578	—
Equity price linked product (Y/N)		N	—

•	TSMC’s subsidiaries - TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	635,742	1,481,619
	Mark to Market Profit/Loss	396	517
	Unrealized Profit/Loss	766	1,233
Expired Contracts	Notional Amount	5,920,023	13,355,033
	Realized Profit/Loss	10,861	(1,592)
Equity price linked product (Y/N)		N	N

•	TSMC’s subsidiaries - TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	17,757	—
	Mark to Market Profit/Loss	(7)	—
	Unrealized Profit/Loss	224	33
Expired Contracts	Notional Amount	1,599,074	1,833,098
	Realized Profit/Loss	4,885	4,225
Equity price linked product (Y/N)		N	N

•	TSMC’s subsidiaries - TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	222,682	—
	Realized Profit/Loss	(234)	—
Equity price linked product (Y/N)		N	—

•	TSMC’s subsidiaries - TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	32,554,689	—
	Mark to Market Profit/Loss	(5,063,389)	—
	Unrealized Profit/Loss	(5,073,820)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—